Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of March 31, 2023 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of March 31, 2023, and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and management are responsible for preparing and presenting financial information for this interim period in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with the International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

May 23, 2023

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	1,503	668	849
Short term deposits	-	-	125
Short-term restricted deposits and cash	23	14	36
Trade receivables and accrued income	191	163	260
Other receivables and debit balances	179	91	190
Inventories	8	6	7
Short-term derivative financial instruments	9	2	10

Total current assets	1,913	944	1,477

Non‑current assets

Long-term restricted deposits and cash	54	79	53
Prepaid expenses and other long-term receivables	198	179	179
Investments in associates	2,419	1,874	2,296
Deferred tax assets	17	39	22
Long-term derivative financial instruments	58	50	57
Property, plant & equipment	5,385	3,785	4,324
Right‑of‑use assets	354	298	347
Intangible assets	885	708	777

Total non‑current assets	9,370	7,012	8,055

Total assets	11,283	7,956	9,532

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Current maturities of long-term loans from banks and financial institutions	122	70	92
Current maturities of loans from non‑controlling interests	65	34	13
Current maturities of debentures	112	27	33
Trade payables	338	359	335
Payables and credit balances	384	65	110
Short-term derivative financial instruments	3	12	3
Current maturities of lease liabilities	62	59	61
Current tax liabilities	2	-	2

Total current liabilities	1,088	626	649

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,243	1,594	1,724
Long-term loans from non-controlling interests	382	406	424
Debentures	1,722	1,785	1,807
Long-term lease liabilities	70	44	69
Other long‑term liabilities	156	101	146
Deferred tax liabilities	473	320	347

Total non-current liabilities	5,046	4,250	4,517

Total liabilities	6,134	4,876	5,166

Equity

Share capital	2	2	2
Share premium	3,209	2,392	3,209
Capital reserves	565	137	327
Retained earnings (loss)	32	(120)	(31)

Total equity attributable to the Company’s shareholders	3,808	2,411	3,507

Non‑controlling interests	1,341	669	859

Total equity	5,149	3,080	4,366

Total liabilities and equity	11,283	7,956	9,532

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Financial statements approval date: May 23, 2023

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the three-month period ended March 31		For the year ended December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from sales and services	519	468	1,927
Cost of sales and services (excluding depreciation and amortization)	364	311	1,404
Depreciation and amortization	48	42	191

Gross profit	107	115	332

General and administrative expenses	59	48	239
Share in profits of associates	85	95	286
Business development expenses	15	10	50

Operating profit	118	152	329

Finance expenses	44	41	167
Finance income	26	20	120

Finance expenses, net	18	21	47

Profit before taxes on income	100	131	282

Expenses for income tax	21	27	65

Profit for the period	79	104	217

Attributable to:
The Company’s shareholders	63	78	167
Non‑controlling interests	16	26	50

Profit for the period	79	104	217

Profit per share attributed to the Company’s owners

Basic and diluted earnings per share (in NIS)	0.28	0.38	0.79

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

 OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three-month period ended March 31		For the year ended December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	79	104	217

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	4	24	50

Net change in fair value of derivative financial instruments used to hedge cash flows recognized in the cost of the hedged item	(3)	3	(4)

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(4)	(2)	(14)

Share in other comprehensive income (loss) of associates, net of tax	(18)	45	64

Foreign currency translation differences in respect of foreign operations	106	30	267

Tax on other comprehensive income (loss) items	1	(5)	(9)

Other comprehensive income for the period, net of tax	86	95	354

Total comprehensive income for the period	165	199	571

Attributable to:
The Company’s shareholders	134	144	412
Non‑controlling interests	31	55	159
Comprehensive income for the period	165	199	571

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (retained loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)
For the three-month period ended March 31, 2023

Balance as of January 1, 2023	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	162	162
Share-based payment	-	-	-	-	-	-	4	-	4	-	4
Exercised options and RSUs	*-	-	-	-	-	-	*-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	-	-	163	289	452
Other comprehensive income (loss) for the period, net of tax	-	-	-	(13)	84	-	-	-	71	15	86
Profit for the period	-	-	-	-	-	-	-	63	63	16	79

Balance as of March 31, 2023	2	3,209	138	78	243	78	28	32	3,808	1,341	5,149
For the three-month period ended March 31, 2022

Balance as of January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	37	37
Share-based payment	-	-	-	-	-	-	3	-	3	-	3
Other comprehensive income for the period, net of tax	-	-	-	47	19	-	-	-	66	29	95
Profit for the period	-	-	-	-	-	-	-	78	78	26	104

Balance as of March 31, 2022	2	2,392	(25)	79	(8)	78	13	(120)	2,411	669	3,080

* Amount is less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained loss	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)
For the year ended December 31, 2022

Balance as of January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	123	123
Share-based payment	-	-	-	-	-	-	16	-	16	-	16
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the year, net of tax	-	-	-	59	186	-	-	-	245	109	354
Profit for the year	-	-	-	-	-	-	-	167	167	50	217

Balance as of December 31, 2022	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

* Amount is less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the three-month period ended March 31		For the year ended December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	79	104	217
Adjustments:
Depreciation, amortization and diesel fuel consumption	52	45	210
Finance expenses, net	18	21	47
Expenses for income tax	21	27	65
Share in profits of associates	(85)	(95)	(286)
Share-based compensation transactions (including cash-settled transactions)	9	12	62
	94	114	315

Changes in inventory, trade and other receivables	92	25	(84)
Changes in trade payables, service providers, other payables and long-term liabilities	(82)	(48)	(19)
	10	(23)	(103)

Income tax paid	(1)	-	(5)

Net cash from operating activities	103	91	207

Cash flows from investing activities

Interest received	6	-	8
Short-term restricted deposits and cash, net	15	(13)	(33)
Short-term deposits, net	125	-	(125)
Provision of short-term collateral(1)	-	-	(79)
Release of short-term collateral(1)	73	-	17
Withdrawals from long-term restricted cash	-	15	44
Deposits to long-term restricted cash	-	(1)	(2)
Acquisition of partnership (Gat Power Plant), net of acquired cash(2)	(268)	-	-
Investment in associates	(4)	(1)	(10)
Proceeds for repayment of partnership capital from associates	7	8	15
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(223)	(284)	(942)
Receipt (payment) for derivative financial instruments, net	6	(2)	5

Net cash used in investing activities	(263)	(278)	(1,102)

1.	Included mainly a collateral provided to secure transactions to hedge electricity margins in Valley (an associate of CPV Group) in 2022, and which was released in the reporting period.

2.
For further details regarding the completion of the transaction to acquire the Gat Power Plant, specifically the repayment of shareholder loans amounting to NIS 303 million (presented under financing activity) and a NIS 300 million payment in the three-month periods ended March 31, payable by December 31, 2023, see Note 6A1.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the three-month period ended March 31		For the year ended December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from financing activities
Proceeds of share issuance, less issuance expenses	-	-	815
Receipt of long-term loans from banking corporations and financial institutions	547	156	291
Receipt of long-term loans from non-controlling interests	35	11	46
Investments by holders of non-controlling interests in equity of subsidiary	162	37	123
Proceed in respect of restructuring - share exchange and investment transaction with Veridis	452	-	-
Interest paid	(34)	(30)	(86)
Prepaid costs for loans taken	(3)	(3)	(9)
Repayment of long-term loans from banking corporations and others	(24)	(21)	(74)
Repayment of long-term loans as part of the acquisition of the Gat Partnership	(303)	-	-
Repayment of long-term loans from non-controlling interests	(36)	(14)	(89)
Repayment of debentures	(16)	(10)	(20)
Receipt (payment) for derivative financial instruments, net	1	(2)	(3)
Repayment of principal in respect of lease liabilities	(2)	(1)	(8)
Net cash provided by financing activities	779	123	986

Net increase (decrease) in cash and cash equivalents	619	(64)	91

Balance of cash and cash equivalents at beginning of period	849	731	731

Effect of exchange rate fluctuations on cash and cash equivalent balances	35	1	27

Balance of cash and cash equivalents at end of period	1,503	668	849

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 1 - GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (hereinafter - the “TASE”).

The Company is a publicly traded company whose securities are traded on the TASE.

As of the approval date of the report, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For further details regarding the Group’s operating segments during the reporting period, see Note 27 to the Financial Statements as of December 31, 2022 (hereinafter – the “Annual Financial Statements”).

NOTE 2 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.        Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on May 23, 2023.

B.        Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.        Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 2 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.        Reclassification

The Group carried out several immaterial reclassifications in its comparative figures, such that their classification will match their classification in the current financial statements.

E.        Seasonality

The Group companies’ results in Israel are based on the generation component, which constitute part of the energy demand management rate (hereinafter – the “TAOZ”), which is regulated and published by the Israeli Electricity Authority. Through January 2023, the year was broken down into three seasons: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), and for each season a different tariff was set for each demand hour cluster (hereinafter - “DHC”). Two key changes occurred as from January 2023: (1) The cancellation of the mid-peak DHC tariff, on account of the expansion of the number of months of the peak and off-peak DHCs; (2) the summer season was extended to 4 months instead of two months, such that June to September are considered as summer, March to May and October to November are considered as the transitional season, and the winter season did not change. Changing the DHCs alters the seasonality of the distribution of the Company’s revenues and profitability in Israel over the year, so as to significantly increase the third quarter (the summer months) on account of the other quarters, especially the first quarter.

In the USA, the activity of CPV Group is affected by seasonality as a result of variable demand due to, among other things, weather changes in different seasons, and gas and electricity prices. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 4 - SEGMENT REPORTING

A.
Further to Note 27 to the annual financial statements, there was no change during the reporting period in the composition of the Group’s reportable segments nor in the manner in which the segments’ performance is measured by the chief operating decision maker.

B.	Regarding the change in the segments’ composition as of December 31, 2022, see Note 27 to the annual financial statements.

	For the three-month period ended March 31, 2023
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and services	464	497	27	28	(497)	519
Adjusted EBITDA(1) for the period	118	181	7	-	(183)	123
Adjustments:
Non-recurring expenses						(7)
Unattributed general and administrative expenses in the USA						(24)
General and administrative expenses not allocated to segments						(7)
Total EBITDA for the period						85
Depreciation and amortization						(52)
Finance expenses, net						(18)
Share in profits of associates						85
						15
Profit before taxes on income						100
Expenses for income tax						21
Profit for the period						79

	For the three-month period ended March 31, 2022(*)
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and services	428	473	22	18	(473)	468
Adjusted EBITDA for the period	120	136	8	(1)	(137)	126
Adjustments:
Unattributed general and administrative expenses in the USA						(20)
General and administrative expenses not allocated to segments						(5)
Total EBITDA for the period						101

Depreciation and amortization						(44)
Finance expenses, net						(21)
Share in profits of associates						95
						30
Profit before taxes on income						131

Expenses for income tax						27
Profit for the period						104

(*)	Restated due to the change in the segments’ composition; for additional details, see Section B above.[1]
(1)	For the definition of adjusted EBITDA, see Note 27 to the annual financial statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 4 - SEGMENT REPORTING (cont.)

	For the year ended December 31, 2022
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)

Revenues from sales and services	1,735	1,967	95	97	(1,967)	1,927

Annualized EBITDA	367	562	26	-	(564)	391

Adjustments:
Non-recurring expenses						(10)
Unattributed general and administrative expenses in the USA						(111)
General and administrative expenses not allocated to segments						(26)
Total EBITDA for the year						244

Depreciation and amortization						(201)
Finance expenses, net						(47)
Share in profits of associates						286
						38

Profit before taxes on income						282

Expenses for income tax						65

Profit for the year						217

NOTE 5 - REVENUES FROM SALES AND SERVICES

 Composition of revenues from sales and provision of services:

	For the three-month period ended March 31		For the year ended December 31
	2023	2022	2022
In NIS million	(Unaudited)		(Audited)
Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	300	291	1,212
Revenues from energy sales to the System Operator and other suppliers	23	40	107
Revenues from sale of steam in Israel	17	14	62
Other income in Israel	8	8	39
Total revenues from sale of energy and others in Israel (excluding infrastructure services)	348	353	1,420
Revenues from private customers for infrastructure services	116	75	315
Total income in Israel	464	428	1,735
Revenues from the sale of electricity from renewable energy in the USA	24	22	87
Revenues from provision of services in the US	31	18	105
Total revenues in the USA	55	40	192
Total income	519	468	1,927

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 6 - SUBSIDIARIES

A.	Israel

1.	Business combination that took place in the reporting period - acquisition of the Gat Power Plant

Further to what is stated in Note 28D to the annual financial statements regarding the Group’s engagement in a transaction for the acquisition of the Gat Power Plant, on March 30, 2023, the transaction was completed, and all rights in the Gat Power Plant were transferred to the Group. The transaction was completed in consideration for a total of NIS 873 million (which is subject to adjustments to working capital as is generally accepted in agreements of this type), of which NIS 303 million were used to repay the shareholders’ loan, and the remaining balance of NIS 570 million was used to acquire all the rights in the Gat Partnership (of which a total of NIS 300 million constitutes a deferred consideration that will be paid through December 31, 2023). For more information regarding the project financing agreement that was signed on March 30, 2023, and which was used to finance part of the consideration as stated above, see Note 7A1.

Management estimates that had the acquisition taken place on January 1, 2023, the revenue amount in the consolidated statement of income for the first quarter of 2023 would have been NIS 550 million and the consolidated income for that period would have been NIS 78 million.

Determination of fair value of assets and liabilities identifiable as of the acquisition date:

The acquisition of the Gat Power Plant was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the net identifiable assets of the Gat Power Plant in accordance with their fair value. By the approval date of the financial statements, the Company had not yet completed allocation of the acquisition cost to the identified assets and liabilities, in light of the short time from the date of the business combination to the date approval of the financial statements. As a result, some of the fair value figures are still provisional and there may be changes that will affect the data included in these financial statements.

Set forth below is the fair value of the identifiable assets and liabilities acquired (according to temporary amounts):

In NIS million

Cash and cash equivalents	2
Trade and other receivables	24
Property, plant, and equipment and right-of-use assets - facilities and electricity generation and supply license (1)	795
Property, plant, and equipment - land owned by the Gat Partnership (2)	84
Trade and other payables	(23)
Loans from former right holders (3)	(303)
Deferred tax liability	(109)
Identifiable assets, net	470
Goodwill (4)	85
Total consideration (5)	555

(1)
The Group opted to implement the expedient as per IFRS 3 and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was determined by an independent appraiser using the income approach, the MultiPeriod Excess Earning Method (MPEEM). The valuation methodology included several key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over 27 years from the acquisition date, considering an expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique (the discount rate used is 8%).

(3)	As stated above, the loans were repaid immediately after the acquisition date.

(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Power Plant and the Rotem Power Plant.

(5)	The consideration includes a cash payment of NIS 270 million plus deferred consideration, whose present value is estimated at NIS 285 million.

In NIS million
The aggregate cash flows that were used by the Group for the acquisition transaction:
Cash and other cash equivalents paid	270
Cash and other cash equivalents acquired	(2)
268

Furthermore, NIS 303 million was used to repay the shareholders’ loan as described above.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

A.	Israel (cont.)

2.	Restructuring and investment transaction - Veridis transaction

The restructuring (transfer of assets and share exchange) and investment transaction entered into between Veridis, the Company and OPC Israel (a wholly-owned subsidiary of the Company) was completed in January 2023; as part of the transaction, assets were transferred from the Company and from Veridis to OPC Israel and a wholly-owned company thereof; the transfer was tax-exempt in accordance with the provisions of the Income Tax Ordinance and was made in consideration for the allocation of shares in OPC Israel and a wholly-owned company thereof.

In addition, a shareholders agreement between the Company and Veridis was signed and came into force, which regulates their relationship in OPC Israel, such that as from the transaction completion date, all of the Company’s electricity and energy generation and supply in Israel are wholly-owned by OPC Israel.21 Furthermore, on the transaction completion date, Veridis transferred to OPC Israel a total of NIS 452 million (after adjustments to working capital as is generally accepted in agreements of this type); against the transfer of said investment and Veridis’s rights in the Rotem companies, 20% of OPC Israel’s issued capital was allocated to Veridis. It should be noted that a total of NIS 400 million out of the said investment amount was used by Rotem to repay (pro rata) part of shareholders’ loans extended by the Company and Veridis to Rotem in 2021 (for more information, see Note 25D2 to the Annual Financial Statements). In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the assets transferred to OPC Israel, as well as indemnity arrangements in respect of such guarantees that will be retained by the Company. As of the approval date of the report, the parties take steps to complete actions in connection with the financing agreements of the Zomet and Hadera power plants, and in connection with adapting the said agreements to the holdings structure after the completion of the transaction.

The accounting treatment applied to the Veridis transaction in accordance with the provisions of IFRS 10 is a transaction with non-controlling interests while retaining control; accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests line item was recognized in capital reserve from transactions with non-controlling interests.

2 In January 2023, on the eve of the transaction’s completion, the Company transferred to OPC Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, and more.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

B.	USA - Renewable energies segment

1.	Business combination that took place subsequent to the reporting period - acquisition of the Mountain Wind Power Plants

Further to what is stated in Note 29B to the annual financial statements regarding CPV Group’s engagement in an agreement for the acquisition of all rights in four active wind energy power plants (hereinafter - the “Mountain Wind Project”), on April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project against payment of a NIS 625 million (USD 175 million) consideration (after adjustments as is generally accepted in agreements of this type). For more information regarding the project financing agreement that was signed on April 6, 2023, and which was used to finance part of the consideration as stated above, see Note 7A2.

The acquisition of the Mountain Wind project was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, the Company will include - in its financial statements for the second quarter of 2023, at the Transaction Completion Date - the fair value of the net identifiable assets and goodwill of the Mountain Wind Project.

As of the approval date of the financial statements, the Company had not yet completed the attribution of the acquisition cost to the identifiable assets and liabilities, in light of the short time that had elapsed from the date of the business combination to the financial statements approval date. As a result, some of the fair value data is temporary and there may be changes that will affect the data included below.

Set forth below is the fair value of the identifiable assets and liabilities acquired (based on temporary values):

	In NIS million (Based on the exchange rate at the acquisition date)	In USD millions

Trade and other receivables	14	4
Property, plant & equipment (1)	451	127
Intangible assets (1)	93	26
Trade and other payables	(3)	(1)
Liabilities in respect of evacuation and removal	(5)	(2)
Identifiable assets, net	550	154
Goodwill (2)	75	21
Total consideration	625	175

(1)
The fair value was determined by the CPV Group using the discounted cash flow method. The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity prices, and nominal post-tax discount rate of 5.75%-6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill reflects the business potential embodied in the Group’s entry into the renewable energies market in New England, USA. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and after the reporting period

1.	Gat Financing Agreement:

In March 2023, the Gat Partnership and Bank Leumi le-Israel B.M. (hereinafter - “Bank Leumi”) signed a financing agreement for a senior debt (project financing) to finance the construction of the Gat Power Plant, as described in Note 6A1; set forth below are the key points of the agreement:

Loan principal
NIS 450 million, repayable in quarterly installments, starting from September 25, 2023, with the final repayment date being May 10, 2039 (subject to the stipulated early repayment provisions in the agreement).

Interest on the loan
•      Prime interest + a spread ranging from 0.4% to 0.9% per annum.
•    Conversion from a variable interest to fixed, unlinked interest, in accordance with the conversion mechanism (unlinked interest payable on government bonds as defined in the agreement + a spread ranging from 2.05% to 2.55%), according to the earliest of: four years from the date of the first withdrawal or at the Gat Partnership’s discretion, or at the Bank’s discretion, in accordance with the forced conversion mechanism, as stipulated in the agreement.
•      Repayment in quarterly installments, starting on June 25, 2023.

Collaterals and pledges
•     Collateral was provided on all of the Gat Partnership’s assets and rights in it, including the real estate, bank accounts, insurances, the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement).
•      A line was placed on the rights of the entities holding the Gat Partnership.
•    Guarantees were provided by the Company and Veridis Power Plants, each in accordance with its proportionate share in the Gat Partnership, as well as OPC Power Plants, to pay all principal and accrued interest payments, in connection with the completion of the registration of the collateral and the payment of the Deferred Consideration balance under the circumstances and subject to the terms set in the letter of guarantee.

Liabilities
The agreement prescribes certain restrictions and liabilities as is generally accepted in agreements of this type, including:
•     Prohibition on pledging assets, and restrictions on the sale and transfer of assets.
•     Restrictions on assuming financial debts and providing guarantees.
•    Requirement to obtain Bank Leumi’s approval for engagement in material agreements and other  material actions.
•    Undertaking in connection with holding certain reserve deposits for maintenance and debt service.
•    Bank Leumi was granted veto rights and other rights in connection with certain decisions as is generally accepted in agreements of this type.
•    Undertaking to obtain rating for the project under certain circumstances;

Financial covenants and default events
The agreement prescribes standard default events as is generally accepted in agreements of this type, including:
•     Various default events.
•     Shutdown of the Gat Power Plant.
•     Payment default.
•     Events that have a material adverse effect.
•     Cross-default events by parties to certain project agreements.
•     certain events relating to the project (as defined in the agreement).
•     Certain changes in ownership/control.
•     Certain force majeure events.
•     Events associated with insurance coverage of activity of the Gat Power Plant.
•    Non‑compliance with the financial ratios as set out in Note 7C and OPC Power Plants and certain other Group entities’ non-compliance with certain financial covenants.
•     Certain legal proceedings in connection with the Gat Partnership.

Conditions for distribution
Distributions by the Gat Partnership (as defined in the Gat Financing Agreement, including a repayment of shareholders’ loans) is subject to a number of terms and conditions outlined in the agreement, including, among other things:
•    Compliance with the following financial covenants: Historic DSCR, Average Projected DSCR and LLCR at a minimal rate of 1.15.
•    A first quarterly principal and interest payment was made.
•    The provisions of the agreement were complied with.
•    No more than four distributions will be carried out in a 12-month period.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and after the reporting period (cont.)

1.	Gat Financing Agreement:\ (cont.):

Equity Subscription Agreement of the Gat Partnership:

In March 2023, the Gat Partnership, the Entities Holding the Gat Partnership, including OPC Power Plants and Bank Leumi signed an equity subscription agreement, under which the said entities made certain undertakings toward Bank Leumi in connection with the Gat Partnership's activity, including undertakings to bear 6 months of debt service at the terms set forth in the said agreement; to provide equity capital; an undertaking to make certain guarantees in favor of third parties in connection with the Gat Power Plant’s activity, to the extent required; certain financial covenants of OPC Power Plants and the Group companies; payment of certain amounts in connection with the arbitration proceeding between the Gat Partnership and the Operator (as defined in the agreement), bearing capacity payments under some circumstances prescribed in the said equity subscription agreement, and paying any amount to Bank Leumi beyond the principal and the accrued interest under the abovementioned Letter of Guarantee, to the extent it is realized.

2.	The Mountain Wind financing agreement

On April 6, 2023, a CPV Group and a banking corporation entered into a financing agreement that includes: (1) a term loan of NIS 270 million (USD 75 million) that was used to fund part of the purchase consideration of the Mountain Wind Project (as described in Note 6B1 above) (hereinafter - the “Loan”); and (2) ancillary credit facilities for working capital and LC at a total amount of NIS 60 million (USD 17 million) for the current credit needs of the Mountain Wind Project.

The term of the Loan and Credit Facilities is for a period of 5 years. The Loan bears annual interest of SOFR plus a fixed margin and a variable margin of between 1.625% and 1.75% over the term of the loan; the interest will be paid at least every quarter. It should be noted that the CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the outstanding balance of the Loan and opted to apply cash flow hedge accounting. The weighted interest as of the transaction date is 5.3%.

The agreement and credit facilities include generally accepted grounds for immediate repayment of the outstanding debt balance, and generally accepted financial covenants in connection with distributions. Furthermore, in order to secure the credit facilities, the banking corporation was provided with pledges on the assets of the Mountain Wind Project and the rights therein.

3.	Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into a NIS 280 million (USD 78 million) tax equity partner investment agreement in the Maple Hill project (hereinafter - the “Project”). Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date, as these terms are defined in the Agreement, subject to the fulfillment of the terms and conditions prescribed for that in the Agreement on each said date, as is the accepted norm in agreements of this type. It should be noted that if commercial operation of the Project will not be completed by December 31, 2023, the tax equity partner will be entitled to a NIS 13 million (approx. USD 4 million) compensation and for a certain period that was set, also to an option to sell to CPV Group his share in accordance with a mechanism set in the agreement, which is mainly derived on injection of the tax equity partner’s investments through that date.

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including increased Investment Tax Credit (ITC) rate of 40% (following the IRA legislation), and participation in the distributable free cash flow from the project (at single rates and on a gradual basis as set out in the investment agreement). In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes; in the first few years, the tax equity partner’s share in such loss for tax purposes or taxable income is high. At the end of 6 years from the commercial operation date, the tax equity partner’s share in such taxable income decreases significantly, and CPV Group has the option to acquire the tax equity partner’s share in the project corporation within a certain period and in accordance with a mechanism and conditions set out in the agreement in connection therewith.

As is generally accepted in engagements of this type, the agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

The completion of the agreement and the injection of the tax equity partner's investments on the dates set for that purpose as stated above is subject to conditions precedent, which have not yet been fulfilled as of the approval date of the report.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 16C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As of March 31, 2023	As of December 31, 2022
For operating projects in Israel (Rotem, Hadera and the Gat Power Plant) (1)	140	111
For projects under construction in Israel (Zomet, Sorek and consumers’ premises)	129	128
For virtual supply activity in Israel	53	62
For operating projects in the USA (Keenan)	51	50
In respect of projects under construction and development in the USA (CPV Group) (2)	185	90
Total	558	441

(1)
The increase in the bank guarantees balance stems mainly from an increase in bank guarantees provided by Rotem in favor of the System Operator at the total amount of NIS 8 million, and the provision of NIS 15 million in bank guarantees by OPC Israel on behalf of the Gat Partnership, mainly in favor of the System Operator.

(2)
The increase in the guarantees balance stems mainly from the provision of bank guarantees to various parties in connection with the Project, which is in advanced development stages.

In addition, shortly before the report’s approval date, guarantees were provided by the Company - NIS 15 million in respect of ILA tenders (for further details, see Note 10G) and NIS 50 million in respect of the Eshkol tender (which represents 50% of total guarantee for the share of OPC Israel in the joint corporation bidding in the Eshkol tender).

C.	Financial covenants:

Further to what is stated in Note 17B to the annual financial statements, set forth below are the financial covenants attached to the Series B and C debentures as defined in the deeds of trust, and the actual amounts and/or ratios as of March 31, 2023:

Ratio	Required value Series B	Required value Series C	Actual value
Net financial debt (1) to adjusted EBITDA (2)	will not exceed 13 (for distribution purposes - 11)	will not exceed 13 (for distribution purposes - 11)	5.2
The Company shareholders’ equity (separate)	will not fall below NIS 250 million (for distribution purposes - NIS 350 million)	will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)	NIS 3,808 million
The Company’s equity to asset ratio (separate)	will not fall below 17% (for distribution purposes - 27%)	will not fall below 20% (for distribution purposes - 30%)	67%
The Company’s equity to asset ratio (consolidated)	--	will not fall below 17%	46%

(1)     The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2)      Adjusted EBITDA as defined in the deed of trust.

As of March 31, 2023, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants (cont.):

Further to Note 16 to the annual financial statements and Note 7A1, set forth below are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of March 31, 2023:

Financial covenants	Breach ratio	Actual value
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum projected DSCR	1.10	1.21
Average projected DSCR	1.10	1.59
LLCR	1.10	1.70
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
Company’s shareholders equity (separate) (through the end of the construction contractor’s warranty period)	will not fall below NIS 250 million	NIS 3,808 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
Minimum cash balance or bank guarantee from Hadera’s commercial operation date through the end of the construction contractor’s warranty period	will not fall below NIS 50 million	The cash balance is higher than NIS 50 million
Covenants applicable to Zomet in connection with the Zomet Financing Agreement (1)
Expected ADSCR	1.05	1.18
Historic ADSCR	1.05	N/A
LLCR	1.05	1.51
Covenants applicable to the Gat Partnership in connection with the Gat Financing Agreement
Historic ADSCR	1.05	1.35
Minimum projected DSCR	1.05	1.35
Average projected DSCR	1.05	1.36
LLCR	1.05	1.35
Covenants applicable to OPC Power Plants in connection with the Gat Equity Subscription Agreement
OPC Power Plants’ total assets balance	will not fall below NIS 2,500 million	NIS 5,343 million
OPC Power Plant’s equity to asset ratio	will not fall below 15%	31%
OPC Power Plants’ net debt to adjusted EBITDA ratio	will not exceed 12	2.6
OPC Power Plants’ minimum cash balance	will not fall below NIS 30 million	The cash balance is higher than NIS 30 million
OPC Power Plants’ minimum cash balance (”standalone”)	will not fall below NIS 20 million	The cash balance is higher than NIS 20 million
Covenants applicable to the Company in connection with the Harel credit facility
The Company shareholders’ equity (separate)	will not fall below NIS 550 million	NIS 3,808 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
The Company’s net debt to adjusted EBITDA ratio	will not exceed 12	5.2
The LTV of the pledged rights	will be less than 50%	N/A
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	will not at any time fall below NIS 1,000 million	NIS 3,808 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
Covenants applicable to the Company in connection with the Mizrahi credit facility
The Company’s shareholders’ equity	will not fall below NIS 550 million	NIS 5,150 million
The Company’s equity to asset ratio	will not fall below 20%	46%
Covenants applicable to the Company in connection with Hapoalim credit facility
The Company’s shareholders’ equity (separate)	will not at any time fall below NIS 1,200 million	NIS 3,808 million
The Company’s equity to asset ratio	will not at any time fall below 40%	46%
The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA, and the adjusted EBITDA	will not exceed 12	5.2

(1)      It should be noted that pursuant to the Zomet Financing Agreement, so long as Zomet Power Plant’s commercial operation period has not commenced, all financial covenants are assessed in relation to the period starting on the first repayment date of the loans (except for the historic ADSCR, which will be assessed initially in the commercial operation period).

As of March 31, 2023, the Group companies comply with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Issuance of shares in respect of share-based payment and exercise of options

During the reporting period, the Company issued a total of 6,737 ordinary shares of the Company of NIS 0.01 par value each to Group officers in view of the vesting of some of the RSUs awarded to them as part of an equity-based compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES

A.	Commitments

1.
Further to what is stated in Note 28C3 to the annual financial statements regarding Rotem and Hadera’s natural gas purchase agreements with Energean Israel Limited (hereinafter – “Energean”), in the reporting period Energean issued Hadera with a notice regarding the completion of the commissioning for the purpose of the Hadera agreement on February 28, 2023; Energean also issued Rotem with a notice regarding the completion of the commissioning for the purpose of the Rotem agreement on March 25, 2023, and a notice regarding commercial operation on March 26, 2023.

Furthermore, in the reporting period, Rotem and Hadera recognized NIS 18 million (approx. USD 5 million) in contractual financial amount, which was recognized in the cost of sales line item and is expected to be received in cash in early 2024.

2.
Further to what is stated in Note 11B1(e) to the annual financial statements regarding the filing of the appraisal appeal by the joint corporation in respect of the assessment that was issued by the Israel Lands Authority in respect of the land of the Zomet Power Plant, in January 2023, a decision was made regarding the initial appeal, whereby the amount of the final assessment was reduced to NIS 154 million (excluding VAT). Zomet filed an appeal on the decision.

B.	Claims and other liabilities

Further to what is stated in Note 28A1 to the annual financial statements regarding a motion for certification of a derivative lawsuit regarding the power purchase transaction, in February 2023 the court handed down a judgment that approved the settlement agreement, and subsequent to the report date,, Rotem paid a total of NIS 2 million, which reflects its share as set out in the settlement agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 9 - FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only.

The carrying amounts of certain financial assets and financial liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables of the Group are the same as their fair value or close thereto.

The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of March 31, 2023
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,365	2,388
Loans from non‑controlling interests (Level 2)	447	417
Debentures (Level 1)	1,836	1,676
	4,648	4,481

	As of March 31, 2022
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,664	1,784
Loans from non‑controlling interests (Level 2)	434	417
Debentures (Level 1)	1,814	1,867
	3,912	4,068

	As of December 31, 2022
	Carrying amount (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,817	1,859
Loans from non‑controlling interests (Level 2)	437	400
Debentures (Level 1)	1,854	1,734
	4,108	3,993

(*) Includes current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

B.	Fair value hierarchy of financial instruments measured at fair value.

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an evaluation method.

The evaluation techniques and various levels were detailed in Note 23 to the annual financial statements.

	For the three-month period ended March 31		For the year ended December 31
	2023	2022	2022
	(Unaudited)		(Audited)
Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2)	38	30	33
Interest rate swaps (US LIBOR) (Level 2)	21	12	24
Forwards on exchange rates (Level 2)	1	-	2

	60	42	59

(*)      The nominal NIS-denominated discounted interest rate range in the value calculations is 3.94%-4.20% and the real discounted interest rate range is 0.24%-2.10%.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.
In the three-month periods ended March 31, 2023 and 2022, the Group purchased property, plant and equipment totaling NIS 1,095 million and NIS 219 million, respectively, including property, plant and equipment purchased under a business combination in the three-month period ended March 31, 2023 totaling NIS 870 million, as set out in Note 6A1.

The said purchase amounts include credit costs capitalized to property, plant, and equipment, for a total of NIS 23 million and NIS 11 million, during the three-month periods ended March 31, 2023 and 2022, respectively. In addition, the said amounts include non-cash purchases totaling NIS 30 million and NIS 37 million during these periods, respectively.

B.
Further to what is stated in Note 18C to the annual financial statements regarding a profit-sharing plan for CPV Group employees, the Plan’s fair value as of the report date amounted to NIS 150 million (approx. USD 42 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 28%, risk-free interest of 3.77%, and expected useful life until exercise of 3 years. During the reporting period, NIS 5 million in expenses were recognized in respect of the plan (in the first quarter of 2022 - NIS 9 million).

C.
Further to what is stated in Note 25A2 to the annual financial statements, in the reporting period, the Company and non-controlling interests made equity investments in the partnership OPC Power Ventures LP (both directly and indirectly) a total of NIS 370 million (approx. USD 103 million), and extended it NIS 115 million (USD 32 million) in loans, based on their stake in the partnership. As of the report’s approval date, the total balance of investment undertakings and shareholders’ loans advanced by all partners is estimated at NIS 215 million (USD 60 million).

D.	For more information regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the reporting period and thereafter, see note 7.

E.	For more information regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see note 8.

F.	For information regarding the acquisition of the Mountain Wind wind farms subsequent to the reporting period, see Note 6B1.

G.
On May 10, 2023, it was announced that the Group through OPC Power Plants (hereinafter - the “Winner”) won the tender issued by Israel Lands Administration (hereinafter - “ILA”) for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approx. 227 hectares. The Group’s bids on this Tender total NIS 484 million, in the aggregate, for all three Tender Compounds.

Under the Tender terms, the bids’ amount shall be paid in the following manner for each of the compounds: in connection with participating in the Tender, the Group has provided a NIS 5 million guarantee for each of the compounds the Tender concerns (a total of NIS 15 million), which, in accordance with the terms of the Tender, was realized upon winning and will be deducted from the first payment, as stated below. (2) Within 90 days of the notice of the win, a planning authorization agreement will be signed between the Winning Bidder and the ILA for the period prescribed in the tender documents, subject to paying an amount equal to 20% of the bid amount for each compound; (3) Upon authorizing a new outline plan, under which the project(s) may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to construct and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, 20% of the bid amount (the first payment) will not be returned to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

As of the approval date of the report, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of Valley and Towantic, and the condensed interim financial statements of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the first quarter of 2023 by June 30, 2023.

In accordance with legal advice obtained by CPV Group, under relevant legislation in the US, signing the financial statements of material associates is not required, and the attached financial statements were approved by the competent organs and accompanied by a review report of the independent auditors.

The Material Associates’ functional and presentation currency is the USD.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

Valley

Further to what is stated in Note 26D to the annual financial statements, in the reporting period and thereafter Valley reached agreements in principle for the extension of the term of a financing agreement, whose contractual repayment date with regard to loans whose balance as of the report date is NIS 1.5 billion (approx. USD 415 million, CPV’s share - 50%), will be June 30, 2023. Set forth below are the key terms of the extension: (a) Postponing the loan’s repayment date to May 31, 2026; (b) updating the weighted interest spread on the loan to 5.75%; and (c) reducing the debt amount by NIS 200 million (approx. USD 55 million), mainly by injection of funds by shareholders (Comapny’s share in the said injection of funds - NIS 60 million (USD 17 million). As of the approval date of the report, the extension of the term of the financing agreement is subject to obtaining formal approvals and signing final documents, which, in the opinion of CPV’s management, are expected to take place before the end of the second quarter of 2023. It should be noted that in the event that the extension documents will not be signed on the said date, it is not expected that Valley will be able to repay the loan on June 30, 2023, based on its cash flows from operating activities. Accordingly, Valley’s financial statements as of March 31, 2023, include a disclosure about the ability of CPV Valley Holdings LLC to repay its undertakings under its financing agreement. As of the report approval date, the aforesaid circumstances have no effect on the Group and Valley’s financial and operating results.

Statement of Financial Position:

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, C, D	781,001	(162,678)	618,323
Intangible assets	D	20,437	(20,437)	-
Other assets		75,747	-	75,747

Total assets		877,185	(183,115)	694,070

Accounts payable and deferred expenses	A	12,638	(1,423)	11,215
Other liabilities		464,170	-	464,170

Total liabilities		476,808	(1,423)	475,385

Partners’ equity	A, C	400,377	(181,692)	218,685

Total liabilities and equity		877,185	(183,115)	694,070

		As of March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, C, D	804,997	(180,901)	624,096
Intangible assets	D	14,526	(14,526)	-
Other assets		124,609	-	124,609

Total assets		944,132	(195,427)	748,705

Accounts payable and deferred expenses	A	19,902	(1,487)	18,415
Other liabilities		575,489	-	575,489

Total liabilities		595,391	(1,487)	593,904

Partners’ equity	A, C	348,741	(193,940)	154,801

Total liabilities and equity		944,132	(195,427)	748,705

		As of December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	786,365	(165,597)	620,768
Intangible assets	D	20,604	(20,604)	-
Other assets		116,963	-	116,963

Total assets		923,932	(186,201)	737,731

Accounts payable and deferred expenses	A	31,775	(1,409)	30,366
Other liabilities		518,259	-	518,259

Total liabilities		550,034	(1,409)	548,625

Partners’ equity	A, C	373,898	(184,792)	189,106

Total liabilities and equity		923,932	(186,201)	737,731

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		77,918	-	77,918
Operating expenses	A	36,548	(1,423)	35,125
Depreciation and amortization	C	6,515	(1,677)	4,838

Operating profit		34,855	3,100	37,955

Finance expenses	B	9,127	(1,534)	7,593

Profit for the period		25,728	4,634	30,362

Other comprehensive income (loss) - derivative financial instruments	B	751	(1,534)	(783)

Comprehensive income for the period		26,479	3,100	29,579

		For the three-month period ended March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		115,761	-	115,761
Operating expenses	A	73,755	(1,487)	72,268
Depreciation and amortization	C	6,435	(1,677)	4,758

Operating profit		35,571	3,164	38,735

Finance expenses	B	7,835	(1,749)	6,086

Profit for the period		27,736	4,913	32,649

Other comprehensive income (loss) - derivative financial instruments	B	5,107	(1,749)	3,358

Comprehensive income for the period		32,843	3,164	36,007

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		405,548	-	405,548
Operating expenses	A	296,645	(5,603)	291,042
Depreciation and amortization	C	25,714	(6,709)	19,005

Operating profit		83,189	12,312	95,501

Finance expenses	B	32,913	(6,546)	26,367

Profit for the year		50,276	18,858	69,134

Other comprehensive income (loss) - derivative financial instruments	B	7,724	(6,546)	1,178

Comprehensive income for the year		58,000	12,312	70,312

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B, C	25,728	4,634	30,362

Net cash from operating activities		35,984	-	35,984
Net cash provided by (used in) investing activities	E	(226)	19,989	19,763
Net cash used in financing activities		(44,720)	-	(44,720)

Net increase (decrease) in cash and cash equivalents		(8,962)	19,989	11,027

Balance of cash and cash equivalents at beginning of period	E	145	1,042	1,187

Restricted cash balance at beginning of period	E	57,680	(57,680)	-

Balance of cash and cash equivalents at end of period	E	92	12,122	12,214

Restricted cash balance at end of period	E	48,771	(48,771)	-

		For the three-month period ended March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B, C	27,736	4,913	32,649

Net cash from operating activities		23,180	-	23,180
Net cash used in investing activities	E	(4,342)	(13,383)	(17,725)
Net cash used in financing activities		(3,093)	-	(3,093)
Net increase (decrease) in cash and cash equivalents		15,745	(13,383)	2,362

Balance of cash and cash equivalents at beginning of period	E	98	181	279

Restricted cash balance at beginning of period	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of period	E	98	2,543	2,641

Restricted cash balance at end of period	E	92,135	(92,135)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B, C	50,276	18,858	69,134

Net cash from operating activities		62,497	-	62,497
Net cash provided by (used in) investing activities	E	(11,226)	19,571	8,345
Net cash used in financing activities		(69,934)	-	(69,934)

Net increase (decrease) in cash and cash equivalents		(18,663)	19,571	908
Balance of cash and cash equivalents at beginning of year	E	98	180	278

Restricted cash balance at beginning of year	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of year	E	145	1,041	1,186

Restricted cash balance at end of year	E	57,680	(57,680)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, D	833,254	47,403	880,657
Intangible assets	D	27,406	(27,406)	-
Other assets		85,949	-	85,949

Total assets		946,609	19,997	966,606
Accounts payable and deferred expenses	A	16,288	(6,668)	9,620
Other liabilities		452,867	630	453,497

Total liabilities		469,155	(6,038)	463,117

Partners’ equity	A	477,454	26,035	503,489

Total liabilities and equity		946,609	19,997	966,606

		As of March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, D	858,066	40,107	898,173
Intangible assets	D	28,276	(28,276)	-
Other assets		159,899	-	159,899

Total assets		1,046,241	11,831	1,058,072
Accounts payable and deferred expenses	A	33,142	(6,575)	26,567
Other liabilities		625,841	910	626,751

Total liabilities		658,983	(5,665)	653,318

Partners’ equity	A	387,258	17,496	404,754

Total liabilities and equity		1,046,241	11,831	1,058,072

		As of December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, D	839,665	45,684	885,349
Intangible assets	D	27,624	(27,624)	-
Other assets		152,461	-	152,461

Total assets		1,019,750	18,060	1,037,810

Accounts payable and deferred expenses	A	38,800	(6,354)	32,446
Other liabilities		533,630	700	534,330

Total liabilities		572,430	(5,654)	566,776

Partners’ equity	A	447,320	23,714	471,034
Total liabilities and equity		1,019,750	18,060	1,037,810

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		89,095	-	8,053	97,148
Operating expenses	A	48,225	(2,251)	8,053	54,027
Operating profit		40,870	2,251	-	43,121
Finance expenses	B	7,390	(1,379)	-	6,011
Profit for the period		33,480	3,630	-	37,110
Other comprehensive income - interest rate swaps	B	(3,346)	(1,309)	-	(4,655)
Comprehensive income for the period		30,134	2,321	-	32,455

		For the three-month period ended March 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		109,840	-	(12,268)	97,572
Operating expenses	A	72,539	(2,243)	(12,268)	58,028
Operating profit		37,301	2,243	-	39,544
Finance expenses	B	7,362	(1,488)	-	5,874
Profit for the period		29,939	3,731	-	33,670
Other comprehensive income - interest rate swaps	B	16,104	(1,418)	-	14,686
Comprehensive income for the period		46,043	2,313	-	48,356

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		450,906	-	(76,939)	373,967
Operating expenses	A	345,546	(8,251)	(76,939)	260,356
Operating profit		105,360	8,251	-	113,611
Finance expenses	B	21,065	(6,360)	-	14,705
Profit for the year		84,295	14,611	-	98,906
Other comprehensive income - interest rate swaps	B	21,810	(6,080)	-	15,730
Comprehensive loss for the year		106,105	8,531	-	114,636

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	33,480	3,630	37,110

Net cash from operating activities		57,137	-	57,137
Net cash provided by (used in) investing activities	E	(160)	9,129	8,969
Net cash used in financing activities		(66,732)	-	(66,732)

Net increase (decrease) in cash and cash equivalents		(9,755)	9,129	(626)

Balance of cash and cash equivalents at beginning of period	E	89	1,370	1,459

Restricted cash balance at beginning of period	E	38,404	(38,404)	-

Balance of cash and cash equivalents at end of period	E	57	776	833

Restricted cash balance at end of period	E	28,681	(28,681)	-

		For the three-month period ended March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	29,939	3,731	33,670

Net cash from operating activities		54,557	-	54,557
Net cash provided by (used in) investing activities	E	(104)	29,704	29,600
Net cash used in financing activities		(84,524)	-	(84,524)

Net increase (decrease) in cash and cash equivalents		(30,071)	29,704	(367)

Balance of cash and cash equivalents at beginning of period	E	78	4,330	4,408

Restricted cash balance at beginning of period	E	72,663	(72,663)	-

Balance of cash and cash equivalents at end of period	E	76	3,965	4,041

Restricted cash balance at end of period	E	42,594	(42,594)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B	84,295	14,611	98,906

Net cash from operating activities		140,040	-	140,040
Net cash provided by (used in) investing activities	E	(7,323)	31,299	23,976
Net cash used in financing activities		(166,965)	-	(166,965)

Net increase (decrease) in cash and cash equivalents		(34,248)	31,299	(2,949)

Balance of cash and cash equivalents at beginning of year	E	78	4,330	4,408

Restricted cash balance at beginning of year	E	72,663	(72,663)	-

Balance of cash and cash equivalents at end of year	E	89	1,370	1,459

Restricted cash balance at end of year	E	38,404	(38,404)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As of March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, D	758,664	80,991	839,655
Intangible assets	D	53,965	(53,965)	-
Other assets		127,053	-	127,053

Total assets		939,682	27,026	966,708

Accounts payable and deferred expenses	A	15,871	(2,109)	13,762
Other liabilities		514,313	(158)	514,155

Total liabilities		530,184	(2,267)	527,917

Partners’ equity	A	409,498	29,293	438,791

Total liabilities and equity		939,682	27,026	966,708

		As of March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, D	783,649	82,397	866,046
Intangible assets	D	57,474	(57,474)	-
Other assets		138,907	-	138,907

Total assets		980,030	24,923	1,004,953

Accounts payable and deferred expenses	A	25,921	(1,923)	23,998
Other liabilities		626,076	(228)	625,848

Total liabilities		651,997	(2,151)	649,846

Partners’ equity	A	328,033	27,074	355,107

Total liabilities and equity		980,030	24,923	1,004,953

		As of December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Property, plant & equipment	A, D	764,996	81,413	846,409
Intangible assets	D	54,842	(54,842)	-
Other assets		176,558	-	176,558

Total assets		996,396	26,571	1,022,967

Accounts payable and deferred expenses	A	21,025	(1,857)	19,168
Other liabilities		605,364	(175)	605,189

Total liabilities		626,389	(2,032)	624,357

Partners’ equity	A	370,007	28,603	398,610

Total liabilities and equity		996,396	26,571	1,022,967

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income:

		For the three-month period ended March 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		113,886	-	(1,496)	112,390
Operating expenses	A	56,550	(2,109)	(1,496)	52,945
Depreciation and amortization	A	7,209	1,402	-	8,611
Operating profit		50,127	707	-	50,834
Finance expenses	B	6,670	(1,390)	-	5,280
Profit for the period		43,457	2,097	-	45,554
Other comprehensive income - interest rate swaps	B	(3,966)	(1,407)	-	(5,373)
Comprehensive income for the period		39,491	690	-	40,181

		For the three-month period ended March 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		145,992	-	8,721	154,713
Operating expenses	A	122,344	(1,923)	8,721	129,142
Depreciation and amortization	A	7,192	647	-	7,839
Operating profit		16,456	1,276	-	17,732
Finance expenses	B	6,969	(1,679)	-	5,290
Profit for the period		9,487	2,955	-	12,442
Other comprehensive income - interest rate swaps	B	15,803	(1,696)	-	14,107
Comprehensive income for the period		25,290	1,259	-	26,549

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		445,028	-	49,637	494,665
Operating expenses	A	349,588	(7,460)	49,637	391,765
Depreciation and amortization	A	28,815	4,602	-	33,417
Operating profit		66,625	2,858	-	69,483
Finance expenses	B	28,645	(6,597)	-	22,048
Profit for the year		37,980	9,455	-	47,435
Other comprehensive income - interest rate swaps	B	29,284	(6,667)	-	22,617
Comprehensive loss for the year		67,264	2,788	-	70,052

(*)   Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	43,457	2,097	45,554

Net cash from operating activities		32,443	-	32,443
Net cash from investing activities	E	-	4,194	4,194
Net cash used in financing activities		(65,979)	-	(65,979)

Net increase (decrease) in cash and cash equivalents		(33,536)	4,194	(29,342)

Balance of cash and cash equivalents at beginning of period	E	90	40,230	40,320

Restricted cash balance at beginning of period	E	119,838	(119,838)	-

Balance of cash and cash equivalents at end of period	E	100	10,878	10,978

Restricted cash balance at end of period	E	86,292	(86,292)	-

		For the three-month period ended March 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	9,487	2,955	12,442

Net cash from operating activities		28,010	-	28,010
Net cash used in investing activities	E	(182)	(269)	(451)
Net cash used in financing activities		(10,056)	-	(10,056)
Net increase (decrease) in cash and cash equivalents		17,772	(269)	17,503

Balance of cash and cash equivalents at beginning of period	E	100	1,350	1,450

Restricted cash balance at beginning of period	E	78,410	(78,410)	-

Balance of cash and cash equivalents at end of period	E	100	18,853	18,953

Restricted cash balance at end of period	E	96,182	(96,182)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B	37,980	9,455	47,435

Net cash from operating activities		78,126	-	78,126
Net cash used in investing activities	E	(519)	(2,548)	(3,067)
Net cash used in financing activities		(36,189)	-	(36,189)

Net increase (decrease) in cash and cash equivalents		41,418	(2,548)	38,870

Balance of cash and cash equivalents at beginning of year	E	100	1,350	1,450

Restricted cash balance at beginning of year	E	78,410	(78,410)	-

Balance of cash and cash equivalents at end of year	E	90	40,230	40,320

Restricted cash balance at end of year	E	119,838	(119,838)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2023 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Set forth below is a breakdown of the key adjustments between US GAAP and IFRS in Valley, Fairview, and Towantic

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTCP Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTCP Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under finance expenses in profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.

D.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

E.	Restricted cash: The presentation of restricted cash in the cash flow statements varies between IFRS and US GAAP.